UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Iowa Telecommunications Services, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

462594 20 1 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 462594 20 1	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FS Private Investments III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,500,169 6. SHARED VOTING POWER 7. SOLE DISPOSITIVE POWER 2,500,169 8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,169 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 462594 20 1	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ING Furman Selz Investors III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,742,069 6. SHARED VOTING POWER 7. SOLE DISPOSITIVE POWER 1,742,069 8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,069 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 462594 20 1	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brian P. Friedman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,500,169 6. SHARED VOTING POWER 7. SOLE DISPOSITIVE POWER 2,500,169 8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,169 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 462594 20 1	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James L. Luikart
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,500,169 6. SHARED VOTING POWER 7. SOLE DISPOSITIVE POWER 2,500,169 8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,169 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 462594201	13G	Page 6 of 10 Pages

Item 1(a).	Name of Issuer: Iowa Telecommunications Services, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

115 S. Second Avenue West, Newton, Iowa 50208

Item 2(a).	Name of Person Filing:

FS Private Investments III LLC

ING Furman Selz Investors III, L.P.

Brian P. Friedman

James L. Luikart

Item 2(b).	Address of Principal Business Office or, if None, Residence: 520 Madison Avenue, 12th Floor, New York, New York 10022

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e)	CUSIP Number: 462594 20 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 462594 20 1	13G	Page 7 of 10 Pages

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

2,500,169 shares

	(b)	Percent of class:

8.1%, (based on 30,864,195 shares outstanding, as set forth in Iowa Telecommunications Services, Inc.’s prospectus, dated November 17, 2004, filed pursuant to Rule 424(b)).

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote 2,500,169

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of 2,500,169

		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
The shares reported herein are indirectly beneficially owned by FS Private Investments III LLC (“FS Private”), or affiliates of FS Private, including ING Furman Selz Investors III, L.P. Messrs. Friedman and Luikart are Managing Members of FS Private.

CUSIP No. 462594 20 1	13G	Page 8 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.
N/A

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT A

A.	Joint Reporting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

FS PRIVATE INVESTMENTS III LLC

By:	/s/ Brian P. Friedman
	Name:	Brian P. Friedman
	Title:	Managing Member

ING FURMAN SELZ INVESTORS III, L.P.

By:	/s/ Brian P. Friedman
	Name:	Brian P. Friedman
	Title:	Managing Member for ING Furman Selz Investors III, L.P.

JAMES L. LUIKART

By:	/s/ James L. Luikart
	Name:	James L. Luikart
	Title:	Managing Member of FS Private Investments III LLC

BRIAN P. FRIEDMAN

By:	/s/ Brian P. Friedman
	Name:	Brian P. Friedman
	Title:	Managing Member of FS Private Investments III LLC

CUSIP No. 462594 20 1	13G	Page 9 of 10 Pages

EXHIBIT A

JOINT REPORTING AGREEMENT

WHEREAS, the statement or amended statement of Schedule 13G (the “Joint Statement”) to which this joint reporting agreement (the “Agreement”) is an exhibit is being filed on behalf of two or more persons (collectively, the “Reporting Persons”); and

WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on Schedule 13G on behalf of each of the Reporting Persons;

NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

1. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

2. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

3. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

4. The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

5. Each of the undersigned hereby affirms that it is individually eligible to use Schedule 13G, and agrees that this Schedule 13G is filed on its behalf.

6. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

FS PRIVATE INVESTMENTS III LLC

By:	/s/ Brian P. Friedman
	Name:	Brian P. Friedman
	Title:	Managing Member

ING FURMAN SELZ INVESTORS III, L.P.

By:	/s/ Brian P. Friedman
	Name:	Brian P. Friedman
	Title:	Managing Member of FS Private Investments III LLC for ING Furman Selz Investors III, L.P.

CUSIP No. 462594 20 1	13G	Page 10 of 10 Pages

BRIAN P. FRIEDMAN

By:	/s/ Brian P. Friedman
	Name:	Brian P. Friedman
	Title:	Managing Member of FS Private Investments III LLC

JAMES L. LUIKART

By:	/s/ James L. Luikart
	Name:	James L. Luikart
	Title:	Managing Member of FS Private Investments III LLC